CINAR TO CONTEST LEGAL ACTION BY SILICON ISLE, LOWELL HOLDEN, GLOBE-X CANADIANA LIMITED AND GLOBE-X MANAGEMENT LIMITED IN THE UNITED STATES

Montréal (Qc) Canada – March 31, 2003 – CINAR considers the legal action filed against it by Silicon Isle, Ltd., Lowell Holden, Globe-X Canadiana Limited and Globe-X Management Limited in the United States District Court for the Eastern District of Pennsylvania, to be without merit and that the allegations made therein are baseless.

On July 12, 2002 CINAR Corporation (“CINAR”) announced that it had petitioned the Supreme Court of Bahamas for permission to wind-up Globe-X Canadiana Limited and Globe-X Management Limited (collectively “Globe-X”) and to appoint PricewaterhouseCoopers as liquidator. Such proceedings were granted on September 5, 2002 and PricewaterhouseCoopers was appointed as liquidator.  While Globe-X subsequently appealed from such decision and such appeal is pending, an application filed by Globe-X for a stay of execution of the Liquidation Order was refused and the Order appointing the liquidator remains in effect.

On January 8, 2003, CINAR announced that it had petitioned the High Court of Justice of Anguilla for enforcement of the Bahamas winding up order, or alternatively for a winding-up order in Anguilla, since Globe-X has continued its incorporation under the laws of Anguilla and that Globe-X had filed a Defense and Counterclaim in the High Court of Justice of Anguilla claiming damages from CINAR aggregating CDN $66 million for alleged breach of contract, defamation and/or malicious falsehood.   In its January 8, 2003 press release CINAR stated that it considers that this Defense and Counterclaim is without merit and that the allegations of Globe-X are baseless.

An action was filed on Wednesday, March 26, 2003 in the United States District Court for the Eastern District of Pennsylvania against CINAR and certain of CINAR’s former directors and officers by Silicon Isle, Ltd. and Lowell Holden (who purport to be the shareholder and one of the Managing Directors respectively of Globe-X) and purportedly on behalf of Globe-X.  Such action has not yet been served on CINAR. In such action, the Plaintiffs claim damages for an indeterminate amount alleged to be in excess of US$ 55,000,000 for violations of the Securities Exchange Act of 1934, for slander, for libel, for breach of contract, for negligent interference with contractual relations and for intentional interference with contractual relations. Plaintiffs also allege “racketeering” involving unnamed defendants, and claim treble damages. Such claims are, in large part, the same or similar to the claims made in the Defence and Counterclaim in Anguilla, as reported in CINAR’s press release dated January 8, 2003.

This action has purportedly been filed on behalf of Globe-X even though it was not authorized by PricewaterhouseCoopers, the liquidator of Globe-X in the Bahamas.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and educational products for children and families. CINAR's web site is www.cinar.com.

INFORMATION:

Nathalie Bourque 514-843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. Forward-looking statements in this document include, but are not necessarily limited to, those relating to the results of the company's reviews. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.